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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               UROMED CORPORATION
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   917274102
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                               Exhibit Index: 11

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                                  SCHEDULE 13D
CUSIP No. 917274102                                           Page 2 of 13 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

            SOROS CAPITAL, L.P.

2  Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. /x/

3  SEC Use Only

4  Source of Funds*

            Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6  Citizenship or Place of Organization

            BERMUDA

                   7  Sole Voting Power
 Number of                    1,766,774
   Shares
Beneficially       8  Shared Voting Power
  Owned By                    0
    Each
  Reporting        9  Sole Dispositive Power
   Person                     1,766,774
    With
                   10 Shared Dispositive Power
                              0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

            1,766,774

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

13 Percent of Class Represented By Amount in Row (11)

            6.80%

14 Type of Reporting Person*

            PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D
CUSIP No. 917274102                                           Page 3 of 13 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

            STEVEN J. GILBERT

2  Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. /x/

3  SEC Use Only

4  Source of Funds*

            Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6  Citizenship or Place of Organization

            UNITED STATES

                   7  Sole Voting Power
 Number of                    2,009,817
   Shares
Beneficially       8  Shared Voting Power
  Owned By                    0
    Each
  Reporting        9  Sole Dispositive Power
   Person                     2,009,817
    With
                   10 Shared Dispositive Power
                              0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

            2,009,817

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

13 Percent of Class Represented By Amount in Row (11)

            7.73%

14 Type of Reporting Person*

            IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 4 of 13 Pages

Item 1.  Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, no par value (the "Shares"), of UroMed Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated April 15, 1994 (the "Initial Statement") filed by the Reporting Persons (as defined herein). The address of the principal executive offices of the Issuer is 64 A Street, Needham, Massachusetts 02194. This Amendment No. 1 is being filed to report the recent disposition of Shares for the accounts of the Reporting Persons, as a result of which the percentage of the class beneficially owned by the Reporting Persons has decreased by more than one percent. This Amendment No. 1 amends, restates, and replaces all previous filings on Schedule 13D as it is the first
Schedule 13D filed on EDGAR.

Item 2.  Identity and Background.

     This statement is being filed on behalf of the following persons (the "Reporting Persons"):

     (1) Soros Capital, L.P., a Bermuda limited partnership ("Soros Capital");
and

     (2) Mr. Steven J. Gilbert, in his personal capacity and in his capacity as managing general partner of Soros Capital ("Mr. Gilbert").

Soros Capital and Mr. Gilbert

     Soros Capital is a Bermuda limited partnership principally engaged in direct and indirect investments in buy-out transactions and restructuring, venture capital, mezzanine finance and strategic and special situations investments. Its principal office is located at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda. Mr. Gilbert is the managing general partner and Soros Capital (Bermuda) Ltd. is the resident general partner. Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QIP"), is the sole limited partner of Soros Capital.

     Soros Capital (Bermuda) Ltd. is a Bermuda exempted company whose sole purpose is to act as resident general partner of Soros Capital. The principal office of Soros Capital (Bermuda) Ltd. is at Richmond House, 12 Par-La-Ville Road, Hamilton HM DX, Bermuda.

     The principal occupation of Mr. Gilbert, a United States citizen, is as an investment manager, a function which is carried out in his capacity as managing general partner of Soros Capital. Mr. Gilbert is a Managing Director of Commonwealth Capital Partners, a private equity investment fund. Mr. Gilbert also serves as a director of the Issuer. Mr. Gilbert's business address is 785 Smith Ridge Road, New Canaan, Connecticut 06840.

     Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Gilbert (by reason of his position as managing general partner of Soros Capital) may be deemed the beneficial owner of securities, including the Shares, held for the account of Soros Capital.

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                                                              Page 5 of 13 Pages

QIP, QIH Management Investor, L.P., QIH Management, Inc. and Mr. Soros

     Most of Soros Capital's investment assets are provided by QIP, a majority of the outstanding shares of which are held by Quantum Industrial Holdings Ltd., a British Virgin Islands international business company ("Quantum Industrial" and together with QIP, the "Quantum Industrial Entities"). The principal business of QIP is investment in securities. The principal business of Quantum Industrial is investment and trading in securities and other assets, both directly and indirectly through its investment in QIP. The principal office of the Quantum Industrial Entities is located at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     QIH Management Investor, L.P., an investment advisory firm organized as a Delaware limited partnership ("QIHMI"), is a minority shareholder of, and (pursuant to the constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP.

     The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. The sole business of QIH Management, Inc. ("QIH Management"), a Delaware corporation and the sole general partner of QIHMI, is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, New York, New York 10106.

     Mr. George Soros ("Mr. Soros"), a United States citizen, is the sole shareholder and the person ultimately in control of QIH Management. The principal occupation of Mr. Soros is the direction of the activities of QIH Management and of Soros Fund Management ("SFM"), a private investment management firm, which is carried out at its principal offices located at 888 Seventh Avenue, New York, New York 10106.

     None of QIP, QIHMI, QIH Management, Inc. or Mr. Soros has any voting or dispositive power with respect to the Shares held for the accounts of Soros Capital and Mr. Gilbert. As such, QIP, QIHMI, QIH Management, Inc. and Mr. Soros expressly disclaim beneficial ownership of the Shares held for the accounts of Soros Capital and Mr. Gilbert.

     Current information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated herein by reference.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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                                                              Page 6 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     Soros Capital originally acquired shares of Series C Convertible Preferred Stock pursuant to the Series C Convertible Preferred Stock Purchase Agreement, dated as of October 22, 1992 ("Series C Stock Purchase Agreement"), for an aggregate purchase price of $2,241,248.92. Soros Capital acquired Series D Convertible Preferred Stock pursuant to the Series D Convertible Preferred Stock Purchase Agreement dated September 15, 1993 ("Series D Stock Purchase Agreement") for an aggregate purchase price of $2,750,000.00

     Subsequently, the Series C Convertible Preferred Stock and Series D Convertible Preferred Stock were converted into the Shares originally acquired for the account of Soros Capital on the date of the Issuer's public offering on March 16, 1994 pursuant to the terms of each of the Series C Stock Purchase Agreement and the Series D Stock Purchase Agreement.

     The Shares held for the accounts of Soros Capital and Mr. Gilbert may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their respective margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

     All of the Shares reported herein as having been acquired for or disposed of from the accounts of Soros Capital and Mr. Gilbert were acquired or disposed of for investment purposes. Neither of the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of Shares of which Soros Capital may be deemed a beneficial owner is 1,766,774 (approximately 6.80% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the stock options held for the account of Mr. Gilbert) held for its account.

     The aggregate number of Shares of which Mr. Gilbert may be deemed a beneficial owner is 2,009,817 (approximately 7.73% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the stock options held for the account of Mr. Gilbert). This number consists of (i)

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                                                              Page 7 of 13 Pages

1,766,774 Shares held for the account of Soros Capital, (ii) 225,083 Shares held for his account and (iii) 17,960 Shares issuable upon conversion of stock options granted by the Issuer to him pursuant to the Issuer's 1991 Stock Option Plan and a Stock Option Agreement dated October 8, 1993.

     The filing of this statement on a joint basis by Soros Capital and Mr. Gilbert shall not be construed as an admission that either is the beneficial owner of any Shares not held for their own accounts.

     (b) By virtue of his position as managing general partner of Soros Capital, Mr. Gilbert holds the sole power to direct the voting and disposition of Shares held for the account of Soros Capital. Mr. Gilbert holds the sole power to direct the voting and disposition of Shares held for his account.

     (c) Except for the transactions listed in Annex B, there have been no transactions effected with respect to the Shares since April 9, 1996 (60 days prior to the date hereof) for the accounts of either of the Reporting Persons.

     (d) The partners of the Soros Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Soros Capital (including the Shares) in accordance with their share partnership interests in Soros Capital.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

     Except as described in Item 5(a) hereto, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.  Material to be Filed as Exhibits.

     (a) Joint Filing Agreement as of June 11, 1996, by and between Soros Capital and Mr. Gilbert.

     (b) Power of Attorney dated June 7, 1996 granted by Steven J. Gilbert in favor of Richard W. Gaenzle and Mr. John D. McEvoy.

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                                                              Page 8 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 1996
                                       SOROS CAPITAL, L.P.

                                       By: Steven J. Gilbert
                                           Managing General Partner

                                       By:
                                           -------------------------------------
                                           John D. McEvoy
                                           Attorney-in-Fact

Date: June 11, 1996                    STEVEN J. GILBERT

                                       By:
                                           -------------------------------------
                                           John D. McEvoy
                                           Attorney-in-Fact

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                                                              Page 9 of 13 Pages

                                    ANNEX A

     The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K. H. Bessent
                            Walter Burlock
                            Stanley Druckenmiller
                            Jeffrey L. Feinberg
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            David N. Kowitz
                            Elizabeth Larson
                            Alexander C. McAree
                            Paul McNulty
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Filiberto H. Verticelli
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

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                                                             Page 10 of 13 Pages

                                    ANNEX B
                    RECENT TRANSACTIONS IN THE COMMON STOCK
                                       OF
                               UROMED CORPORATION

                             Date of       Nature of      Number        Price
  For the Account of       Transaction    Transaction    of Shares    per Share
- -----------------------    -----------    -----------    ---------    ---------

Soros Capital, L.P ....      5/14/96         Sale          14,192      $13.625
                             5/15/96         Sale           8,870       13.250
                             5/16/96         Sale          17,740       13.000
                             5/17/96         Sale          26,610       13.000
                             5/20/96         Sale          35,480       13.000
                             5/21/96         Sale          13,305       13.000
                             5/22/96         Sale          44,350       13.000
                             5/23/96         Sale          48,785       13.000
                             6/03/96         Sale          22,175       11.750
                             6/04/96         Sale          13,305       11.750

Steven J. Gilbert .....      5/14/96         Sale           1,808      $13.625
                             5/15/96         Sale           1,130       13.250
                             5/16/96         Sale           2,260       13.000
                             5/17/96         Sale           3,390       13.000
                             5/20/96         Sale           4,520       13.000
                             5/21/96         Sale           1,695       13.000
                             5/22/96         Sale           5,650       13.000
                             5/23/96         Sale           6,215       13.000
                             6/03/96         Sale           2,825       11.750
                             6/04/96         Sale           1,695       11.750

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                                                             Page 11 of 13 Pages

                               INDEX OF EXHIBITS
EXHIBIT                                                                     PAGE
- -------                                                                     ----
   A   Joint Filing Agreement dated as of June 11, 1996, by and between
       Soros Capital, L.P. and Mr. Steven J. Gilbert

   B Power of Attorney dated June 7, 1996 granted by Steven J. Gilbert in favor of Mr. John D. McEvoy.